UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-3A-2

Statement by Holding Company Claiming Exemption Under Rule U-3A-2
from the Provisions of the Public Utility Holding Company Act of 1935

MGE Energy, Inc.

and

Madison Gas and Electric Company

(Name of Companies)

each hereby file with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 and submits the following information.

1. **Name, state of organization, location, and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.**

    MGE Energy, Inc. (MGE Energy) is a public utility holding company and was incorporated in Wisconsin on October 31, 2001. Its principal offices are located at 133 South Blair Street, Madison, Wisconsin 53703. On August 12, 2002, MGE Energy became the parent holding company of Madison Gas and Electric Company (MGE) as a result of the consummation of an exchange of MGE Energy common stock for MGE common stock. Following the share exchange, MGE transferred by dividend its outstanding equity interests of Central Wisconsin Development Corporation; MAGAEL, LLC; and three inactive subsidiaries (Mid America Technologies, Inc.; North Central Technologies, Inc.; and Wisconsin Resources Corporation) to MGE Energy. All business operations conducted by MGE immediately before the effective date of the share exchange continued to be conducted by MGE immediately after the effective date of the share exchange.

    MGE Energy owns, directly or indirectly, an interest in the following entities:

    Madison Gas and Electric Company
    MGE Energy owns 100% of MGE. MGE is a public utility that generates and distributes electricity to nearly 134,000 customers in Dane County, Wisconsin (250 square miles) and purchases and distributes natural gas service to nearly 133,000 customers in seven south-central Wisconsin counties: Columbia, Crawford, Dane, Iowa, Juneau, Monroe, and Vernon (1,350 square miles). MGE was organized as a Wisconsin corporation in 1896. Its principal offices are located at 133 South Blair Street, Madison, Wisconsin 53703.

ATC Management Inc./American Transmission Company LLC
MGE owns approximately a 5% interest in American Transmission Company LLC (ATC), and has a seat on its Board of Directors. ATC is a Wisconsin corporation located at N19 W23993 Ridgeview Parkway West, Waukesha, Wisconsin 53188. MGE also has a 20% ownership interest in ATC Management Inc., a Wisconsin corporation, located at N19 W23993 Ridgeview Parkway West, Waukesha, Wisconsin 53188. ATC Management is the corporate manager of ATC and, as such, has full, complete, and exclusive discretion to exercise management control over the business of ATC.

Central Wisconsin Development Corporation
MGE Energy owns 100% of Central Wisconsin Development, a Wisconsin corporation headquartered in Madison, Wisconsin. Central Wisconsin Development assists new and expanding businesses throughout central Wisconsin by participating in planning, financing, property acquisition, joint ventures, and associated activities.

MAGAEL, LLC
MGE Energy owns 100% of MAGAEL, a Wisconsin limited liability company headquartered in Madison, Wisconsin. MAGAEL holds title to property acquired by MGE for future utility plant expansion and nonutility property.

MGE Power LLC
MGE Energy owns 100% of MGE Power, a Wisconsin limited liability company headquartered in Madison, Wisconsin. MGE Power was formed in 2002 for the purpose of owning real estate and new generating assets.

> **MGE Power West Campus, LLC**
> MGE Power owns 100% of MGE Power West Campus, a Wisconsin limited liability company headquartered in Madison, Wisconsin. MGE Power West Campus was formed in 2003 for the purpose of owning the electric generating assets related to the West Campus Cogeneration Facility being constructed in Madison, Wisconsin.

> **MGE Power Elm Road, LLC**
> MGE Power owns 100% of MGE Power Elm Road, a Wisconsin limited liability company headquartered in Madison, Wisconsin. MGE Power Elm Road was formed in 2003 for the purpose of owning new generating assets and is presently inactive.

MGE Construct LLC
MGE Energy owns 100% of MGE Construct, a Wisconsin limited liability company headquartered in Madison, Wisconsin. MGE Construct was formed in 2002 for the purpose of providing construction services for building new generation assets, including the West Campus Cogeneration Facility in Madison, Wisconsin.

Mid America Technologies, Inc.
North Central Technologies, Inc.
Wisconsin Resources Corporation
MGE Energy owns 100% of each of the above inactive subsidiaries. Each entity is a Wisconsin corporation headquartered in Madison, Wisconsin.

2. **Provide a brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.**

MGE Energy is a holding company and is not expected to directly own any facilities for generating or distributing electric energy or for producing or distributing natural or manufactured gas.

MGE's major electric distribution lines and substations in service at December 31, 2004 (all located in Wisconsin), are as follows:

	Miles	
Distribution Lines	**Overhead**	**Underground**
69 kV	7	1
13.8 kV and under	950	947

Distribution	**Substations**	**Installed Capacity (kVA)**
69-13.8 kV	23	809,000
13.8-4 kV	32	308,000

On January 1, 2001, MGE transferred its electric transmission assets to ATC. In exchange for its transmission plant and related deferred taxes and deferred investment tax credits, MGE received approximately a 5% ownership interest in ATC. MGE receives a return on its investment in ATC that is approximately equal to the return it would have earned by retaining its transmission facilities. A small portion of the 69-kilovolt (kV) lines and substations has been classified as distribution assets.

MGE's net generating capability in service at December 31, 2004, was as follows:

Plants	**Location**	**Fuel**	**Net Capability (MW)**	**No. of Units**
Steam plants:				
Columbia	Portage, WI	Low-sulfur coal	225 [1,2]	2
Blount	Madison, WI	Coal/gas	97	2
		Gas	39	2
		Coal/gas	22	1
		Gas/oil	35	4
Combustion turbines . .	Madison, WI	Gas/oil	174	6
	Marinette, WI			
Portable generators	Madison, WI	Diesel	51	55
Wind turbines	Rosiere, WI	Wind	2	17
Total			645	

[1] Base-load generation

[2] MGE's 22% share of two, 512-MW units located near Portage, Wisconsin. The other owners are Alliant Energy Corp., which operates Columbia, and Wisconsin Public Service Corporation.

MGE's gas facilities include 2,277 miles of distribution mains (all located in Wisconsin).

MGE supplied natural gas service to nearly 133,000 customers in the cities of Elroy, Madison, Middleton, Monona, Fitchburg, Lodi, Prairie du Chien, Verona, and Viroqua; 24 villages; and all or parts of 45 townships, all in Wisconsin.

MGE has physical interconnections with ANR Pipeline Co. (ANR) and Northern Natural Gas Co. (NNG). MGE's primary service territory, which includes Madison and the surrounding area, receives deliveries at one NNG and four ANR gate stations. Interconnections with two major pipelines provide competition in interstate pipeline service and a more reliable and economical gas supply mix, which includes gas from Canada and the United States mid-continent and Gulf/offshore regions.

3. **Provide the following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:**

   a. Number of kilowatt-hours (kWh) of electric energy sold (at retail or wholesale) and MCF of natural or manufactured gas distributed at retail.

      By MGE Energy (excluding MGE): None

      By MGE:
Retail kWh:	3,124,241,000
Wholesale kWh:	19,941,000
Retail therms:	221,612,000

   b. Number of kWh of electric energy and MCF of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

      None.

   c. Number of kWh of electric energy and MCF of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

      By MGE Energy (excluding MGE): None

      By MGE:
kWh:	13,351,000
therms:	36,647,000

   d. Number of kWh of electric energy and MCF of natural or manufactured gas purchased outside the State in which each such company is organized, or at the State line.

      By MGE Energy (excluding MGE): None

      By MGE:
kWh:	1,011,809,000
therms:	223,321,000

4. **Provide the following information for the reporting period with respect to claimant and each interest it holds, directly or indirectly, in an EWG or a foreign utility company, stating monetary amounts in United States dollars:**

a. Name, location, business address, and description of the facilities used by the EWG or foreign utility company for the generation, transmission, and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

   None.

b. Name of each system company that holds an interest in such EWG or foreign utility company, and description of the interest held.

   None.

c. Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

   None.

d. Capitalization and earnings of the EWG or foreign utility company during the reporting period.

   None.

e. Identify any service, sales, or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

   None.

MGE Energy, Inc.
Madison Gas and Electric Company

EXHIBIT A

A consolidating statement of income of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year will be filed by amendment concurrent with the filing of the claimants' annual report on Form 10-K for the fiscal year ended December 31, 2004.

EXHIBIT B

Provide an organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

   Not applicable.

The above-named claimants have caused this statement to be duly executed on their behalf by their authorized officer as of this 28th day of February, 2005.

MGE Energy, Inc.

/s/ Jeffrey C. Newman
Jeffrey C. Newman
Vice President and Treasurer

Madison Gas and Electric Company

/s/ Jeffrey C. Newman
Jeffrey C. Newman
Vice President and Treasurer

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Jeffrey C. Newman
Vice President and Treasurer
MGE Energy, Inc.
Post Office Box 1231
Madison, Wisconsin 53701-1231